C21 Investments Announces Q3 Results

VANCOUVER, December 14, 2023 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced its unaudited interim financial statements and management discussion and analysis for the third quarter ended October 31, 2023. The Company's financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). All currency is reported in U.S. dollars.

Q3 Financial Highlights (August 1, 2023 to October 31, 2023):

  Revenue of $6.9 million - same store sales increased for a 2nd straight quarter, offset by a decline in wholesale volumes
  Earnings (Loss) per Share of ($0.00)
  Gross Margin of 40% - an increase of 50 basis points sequentially
  Cash Flow from Operations $2.7 million year-to-date; Q3 Operating Cash Flow and Free Cash Flow were positive adjusted for tax payments made in the quarter relating to prior periods
  Total Liabilities reduced $2.1 million year-to-date
  Appointed Aron Swan as Chief Operating Officer

Q3 Management and Operational Commentary:

"We continued to see stable retail revenue and cash generation again this quarter, a testament to the strength of our operations and management team," stated CEO and President, Sonny Newman. "We experienced a second consecutive quarter of increased same store sales, reflecting our strong brand and loyal customer base. We are also pleased with the success of our drive-thru initiative that commenced during the quarter, which has added new efficiencies to our operations."

C21's Q3 revenue of $6.9 million was down 3.9% from the previous quarter. Lower wholesale revenues in the quarter were partially offset by an increase in same store sales for the second straight quarter.

Gross Margin was 40.0% for Q3, an increase of 50 basis points sequentially. Gross margins continue to stabilize as the impact of curtailing cultivation in previous quarters has lessened. Margins, while improving, remain compressed relative to historical levels as a result of continued pricing pressures in the state and other factors (see MD&A for full discussion).

C21 reported a Q3 Net Loss of $0.4 million, or ($0.00) earnings per share, virtually unchanged from the previous quarter. The Company generated $0.9 million of Adjusted EBITDA2, also unchanged from Q2.

Cash Flow from Operations remained at $2.7 million year-to-date, impacted by $1.0 million of income taxes paid during the quarter, including tax payments related to prior periods. Adjusted for only the Q3 tax expense, Operating Cash Flow and Free Cash Flow were both positive for the quarter.

Cash at the end of Q3 was $1.9 million, flat since the start of the year. Income taxes paid in the quarter was $1.0 million with $0.3 million in Capital Expenditures on building drive-thru in Sparks. Total Liabilities have been reduced by $2.1 million year-to-date.

During the quarter, the Company appointed Aron Swan as its Chief Operating Officer (see news release dated September 7, 2023). C21 has established the COO role to support the Company's long-term growth objectives. In addition, the Company completed construction on drive-through operations at its flagship dispensary in Sparks, commencing operation in September.

Non-GAAP Measures:

C21 reports its financial results in accordance with GAAP and uses a number of financial measures when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with GAAP. The Company refers to certain Non-GAAP financial measures such as "Free Cash Flow" and "Adjusted EBITDA". These measures do not have any standardized meanings prescribed by GAAP and may not be comparable to similar measures presented by other issuers. The Company considers these measures to be an important indicator of the financial strength and performance of its business. The Company believes the adjusted results presented provide relevant and useful information for investors because they clarify the Company's actual operating performance, make it easier to compare the Company's results with those of other companies and allow investors to review performance in the same way as the management of the Company. Since these measures are not calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, the Company's reported results as indicators of the Company's performance, and they may not be comparable to similarly named measures from other companies. The tables below provide reconciliations of Non-GAAP measures to the most directly comparable GAAP measures.

"Free Cash Flow" is defined as Cash Provided by Operating Activities from Continuing Operations in a period minus capital expenses of property and equipment. Management believes that Free Cash Flow, which measures our ability to generate additional cash from our continuing business operations, is an important financial measure for use in evaluating the Company's financial performance.  Free Cash Flow should be considered in addition to, rather than as a substitute for, consolidated net income as a measure of our performance and net cash provided by operating activities as a measure of our liquidity.

Free Cash Flow:

Quarter Ended	October 31, 2023	July 31, 2023	April 30, 2023	January 31, 2023	October 31, 2022
Cash Provided by Operating Activities from Continuing Operations	(110,329)	$1,649,786	$1,204,347	1,215,735	1,443,585
Purchase of Property and Equipment	(259,343)	(202,182)	(41,803)	(9,071)	(11,095)
Free Cash Flow	(369,372)	$1,447,604	$1,162,544	1,206,664	1,432,490

"Adjusted EBITDA" is defined as EBITDA (earnings before depreciation and amortization, depreciation and interest in cost of sales, income taxes, and interest) less accretion, loss from discontinued operations, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA" because its management believes it is a useful measure for investors when assessing and considering the Company's continuing operations and prospects for the future.  Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies.

Adjusted EBITDA:

	Q3	Q2	Q1	Q4
	October 31, 2023	July 31, 2023	Apr 30, 2023	Jan 31, 2023
Net Income (Loss)	(376,150)	$(416,086)	$(471,045)	$(2,119,159)

Interest expenses, net	-	3,956	31,254	60,530
Provision for Income Taxes	563,100	602,674	592,426	672,164
Depreciation and Amortization	355,536	346,294	347,578	340,664
Depreciation and Interest in COGS	203,092	203,092	203,092	203,091
EBITDA	745,578	$739,930	$703,305	$(842,710)
Change in fair value of derivative liabilities	-	-	392,155	14,830
Share based compensation	5,499	5,595	5,507	20,803
Loss from discontinued operations	18,932	19,351	83,891	713,712
One-time special project costs	159,000	-	-	-
Production curtailment, non-cash inventory adjustments	-	206,000	450,000	1,012,000
Other gain/loss	13,800	921	(73,695)	18,723
Adjusted EBITDA	942,809	$971,797	$1,561,163	$937,358

Q3 Balance Sheet Summary:

(US$)	October 31, 2023	January 31, 2023
Assets
Cash	1,905,089	1,891,772
Inventory	2,839,054	4,173,573
Other current	2,399,908	2,677,027
Current Assets	7,144,051	8,742,372
Fixed Assets/Goodwill/Intangibles, deferred tax	47,862,598	49,569,032
Total Assets	55,006,649	58,311,404

Liabilities
Accounts payable	2,733,249	2,921,426
Promissory note - current portion	-	2,026,667
Income taxes payable	8,495,058	7,736,858

Other notes, current lease, deferred tax etc.	2,325,600	2,289,316
Current Liabilities	13,553,907	14,974,267
Lease liabilities	8,201,231	8,554,702
Derivative liability and other	172,541	467,359
Total Liabilities	21,927,679	23,996,328

Shareholders' Equity	33,078,970	34,315,076
Total Liabilities and Shareholders' Equity	55,006,649	58,311,404

Q3 Financial Summary:

(US$)	October 31, 2023	July 31, 2023
Revenue	6,882,078	7,162,107
Cost of Sales	4,129,429	4,331,192
Gross Profit Gross Margin%	2,752,649 40.0%	2,830,915 39.5%
Total Expenses	2,532,967	2,620,099
Income from Operations	219,682	210,816
Income Tax Expense	(563,100)	(602,674)
Net Income (Loss) from Continuing Operations	(357,218)	(396,735)
Earnings (Loss) Per Share	(0.00)	(0.00)

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations info@cxxi.ca +1 833 289-2994	Michael Kidd Chief Financial Officer and Director Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments Inc. is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include, but are not limited to, the Company's ability to expand its existing footprint in Nevada and to maximize margins from its cultivation assets, positioning the Company to act on strategic opportunities in the current industry environment, and the Company's continued ability to mitigate state-level and industry pricing pressures.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company, including, without limitation, the ability of the Company's management to execute its business strategy, objectives and plans. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, risks and uncertainties arising from general business, economic, competitive, political and social uncertainties and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.